130 Adelaide St. W., Suite 1901, Toronto, ON M5H 3P5 Tel: (416) 364-4938 Fax: (416) 364-5162 ir@avalonraremetals.com www.avalonraremetals.com

NEWS RELEASE

January 28, 2014	No. 14-01

Avalon’s Annual and Special Meeting of Shareholders Scheduled for February 25, 2014

Toronto, ON -- Avalon Rare Metals Inc. (TSX and NYSE MKT: AVL) (“Avalon” or the “Company”) is pleased to announce that it will hold its Annual and Special Meeting of Shareholders at 4:30 pm EST on Tuesday, February 25, 2014, at the Toronto Board of Trade, Room A/B/C/D, located at 1 First Canadian Place, Toronto, Ontario.

Avalon has implemented the Notice and Access Provisions of NI 54-101, an environmentally friendly alternative that reduces paper, printing and mailing costs associated with the dissemination of annual information to shareholders.

Shareholders will receive a copy of the Notice of Meeting and a Form of Proxy in the usual manner, as well as a notice document which will contain information on how to obtain electronic or paper copies of the rest of the meeting materials in advance of the meeting.

The Information Circular, 2013 President’s Message, Audited Consolidated Financial Statements and Management Discussion and Analysis for the fiscal year ended August 31, 2013 will not be mailed out to shareholders, rather they are available online at the following locations:

•	on the Company’s web site at http://www.avalonraremetals.com/investors/financials/
•	on SEDAR at http://www.sedar.com
•	on the Company’s transfer agent’s website at http://noticeinsite.equityfinancialtrust.com/AvalonAGM2014/

About Avalon Rare Metals Inc.

Avalon Rare Metals Inc. is a mineral development company focused on rare metal deposits in Canada. Its 100%-owned Nechalacho Deposit, Thor Lake, NWT is exceptional in its large size and enrichment in the scarce 'heavy' rare earth elements, key to enabling advances in clean technology and other growing high-tech applications. With a positive feasibility study and environmental assessment completed, the Nechalacho Project remains the most advanced potential large new source of heavy rare earths in the world outside of China, currently the source of most of the world’s supply. Avalon is adequately funded, has no debt and its work programs are progressing. Social responsibility and environmental stewardship are corporate cornerstones.

For questions and feedback, please e-mail the Company at ir@avalonraremetals.com, or phone Don Bubar, President & CEO at 416-364-4938.

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the date of the upcoming Annual and Special Meeting of Shareholders. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “potential”, “scheduled”, “anticipates”, “continues”, “expects” or “does not expect”, “is expected”, “scheduled”, “targeted”, “planned”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be” or “will not be” taken, reached or result, “will occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Avalon to be materially different from those expressed or implied by such forward-looking statements. Forward-looking statements are based on assumptions management believes to be reasonable at the time such statements are made. Although Avalon has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Factors that may cause actual results to differ materially from expected results described in forward-looking statements include, but are not limited to market demand for Avalon’s securities, as well as those risk factors set out in the Company’s current Annual Information Form, Management’s Discussion and Analysis and other disclosure documents available under the Company’s profile at www.SEDAR.com. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Such forward-looking statements have been provided for the purpose of assisting investors in understanding the Company’s plans and objectives and may not be appropriate for other purposes. Accordingly, readers should not place undue reliance on forward-looking statements. Avalon does not undertake to update any forward-looking statements that are contained herein, except in accordance with applicable securities laws.